April 27, 2010
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
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www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0108

Via EDGAR System

Ms. Tricia Armelin U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549

Re:	Hennessy Advisors, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Filed December 4, 2009
File #0-49872

Dear Ms. Armelin:

On behalf of our client, Hennessy Advisors, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated April 13, 2010 (the “Comment Letter”), with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses.

Form 10-K for the fiscal year ended September 30, 2009

Item 7.  Management’s Discussion and Analysis, page 25
Results of Operations, page 27

1.           We note your response to our prior comment two.  Please provide us with an example of the disclosure you will include in future filings.

Response:  As requested, the following is an example of the discussion that will be included in future filings (based on information from the Form 10-K for the fiscal year ended September 30, 2009):

▪
“Total revenue decreased 43.4% to $5.8 million in the year ended September 30, 2009, due to decreased average assets under management.  Investment advisory fees decreased 43.3% to $5.1 million year ended September 30, 2009, and shareholder service fees decreased 43.8% to $0.7 million in the year ended September 30, 2009.  These decreases resulted from decreases in the average daily net assets of our mutual funds, which can differ considerably from total net assets of our mutual funds at the end of an accounting period.  The decline in average assets was due to redemptions and market depreciation.  Redemptions from the funds were partly due to the following circumstances:

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 27, 2010

•	The economic downturn has been difficult, which has required some investors to draw-down liquid investments, such as investments in mutual funds, to pay for daily living expenses.

•	The equity market has been volatile, which has created fear in the marketplace and many mutual fund investors have fled from equities mutual funds to fixed income investment products.

•
The performances in the majority of our funds were below their relative benchmarks for fiscal year ended September 30, 2009, and performance is a major factor in maintaining existing investors as well as attracting new investors.

The market depreciation was partly due to the following circumstances:

•
  The US economy, where the large majority of the companies owned by our funds operate, has been in a recession.  There has also been significant uncertainty with a change in political power and increased government intervention.

•
The lack of liquidity in the financial marketplace greatly affected the stock market, especially smaller cap companies, such as ones held by our Hennessy Cornerstone Growth Fund and Hennessy Cornerstone Growth Fund, Series II.

•	The investor fear in the market place has caused an exodus from the stock market, further depressing the value of US equities.

▪
The average daily net assets for the fiscal year ended September 30, 2009 were $721.2 million, a decline of 41.7%, or $516.4 million, from average daily net assets of $1.2 billion in the prior comparable period.

▪
As of September 30, 2009, our four largest Funds held over 70% of our total assets under management.  The largest Funds are the Hennessy Cornerstone Growth Fund, the Hennessy Select Large Value Fund, the Hennessy Focus 30 Fund and the Hennessy Cornerstone Value Fund.  All of the largest Funds generate revenue at a rate of 0.84% of daily average assets, except for the Hennessy Select Large Value Fund, which generates revenue at a rate of 0.95% of daily average assets.  However, the Company pays a sub-advisor fee of 0.35% of daily average assets of the Hennessy Select Large Value Fund, which decreases the profitability to the Adviser of its investment advisory relationship with the Fund.  The decrease in assets under management from the prior comparable period is greatest in the Hennessy Cornerstone Growth Fund and the Hennessy Focus 30 Fund, with a combined decrease of $223.1 million.  The decrease is due to the same economic factors discussed above as well as Fund performance.  Neither Fund beat its relative benchmark in performance over the fiscal year ended September 30, 2009.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 27, 2010

▪
The increase in total assets of $47.3 million from September 30, 2009 to September 30, 2010 was due to two acquisitions during the year:  a $158.3 million acquisition in March, 2009 and a $74.3 million acquisition in September, 2009.  A large portion of the acquisitions are sub-advised funds, requiring the Company to pay sub-advisor fees and therefore reducing the profitability of these assets as compared to our existing Funds.  The new Funds and their related fees are as follows:

In the above table, ‘net fees’ are total fees net of the sub-advisor fee expense, which is included in operating expense.  Per the above table, the net fees range from 0.49% to 0.65% on the majority of the acquisition.  For our existing Funds, the net fees are 0.70% to 0.84% because the funds are not sub-advised, and we therefore don’t pay a sub-advisor fee on the assets.  The lower profitability on the newly acquired assets, redemptions from our Funds and market impact all contributed to a reduction in our net income for the fiscal year ended September 30, 2009 as compared to the prior period.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 27, 2010

▪	The Company waived fees in the amount of $0.19 million in the fiscal year ended September 30, 2009 and $0.05 million in the fiscal year ended September 30, 2008.

▪
Although we may earn incentive income on the Hennessy Micro Cap Growth Fund, we did not earn incentive income in the fiscal year ended September 30, 2009 and we earned $0.01 million in the fiscal year ended September 30, 2008.

▪
The Company is only required to forego fees to the extent necessary to maintain an expense ratio of 0.98% on the institutional share class of the Funds, except for the institutional share class of the Hennessy Select SPARX Japan Fund, which has an expense ratio cap of 1.25%, effective through February 28, 2010.  The Company is also required to forego fees to the extent necessary to maintain an expense ratio of 1.30% on original share classes of the Hennessy Cornerstone Large Growth Fund and the Hennessy Select Large Value Fund, effective through March 31, 2010; an expense ratio of 1.25% on all share classes of the Hennessy Select SPARX Japan Fund; and an expense ratio of 1.60% on the Hennessy Select SPARX Japan Smaller Companies Fund.  The expense ratio caps of the SPARX Funds are effective through February 28, 2010. Due to the expense ratio caps, the Company waived fees in the amount of $0.19 million in the fiscal year ended September 30, 2009 and $0.05 million in the fiscal year ended September 30, 2008.”

2.           We note your response to our prior comment three.  Please revise future filings to include disclosures similar to the information you provided in your response.

Response:  As requested, the Company will revise its future filings to include disclosures similar to the information the Company provided in its response to prior comment three.

3.           We note your response to our prior comment four.  Please revise future filings to include disclosures similar to the information you provided in your responses and ensure that any future changes in your income taxes are appropriately explained.

Response:  As requested, the Company will revise its future filings to include disclosures similar to the information the Company provided in its response to prior comment four, and will ensure that any future changes in its income taxes are appropriately explained.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 27, 2010

4.           We note your response to our prior comment seven and have the following additional comments:

•	Please identify the nature of the estimate and assumptions you utilize in your determination of future revenues and expenses.
•	Tell us if and how your estimate of projected revenues reflects the decrease in your assets under management.
•	Tell us if and how your estimates of projected revenues and assets under management reflect client attrition rates.
•	Please provide us with an example of the disclosures you will include in your future filings.

Response:  As requested, the following is an example of the discussion that will be included in future filings (based on information from the Form 10-K for the fiscal year ended September 30, 2009):

“We measure the fair value of our management contracts by incorporating our estimates and assumptions into a projection of future revenues, based in part upon estimates of assets under management growth and client attrition,  and expenses.  The future revenues are calculated as a percent of assets under management based on our existing management agreements with the Hennessy Funds.  The future expenses are based on projections of our current expenses, adjusted for changes in the assets under management.  For example, variable expenses such as platform fees and sub-advisor fees grow in direct proportion with our assets under management.  Other semi-variable expenses, such as office rent and professional services, grow at a rate slower than the growth in assets under management.

The projected revenues and expenses are based on assumptions about the growth of our assets under management.  Since our management contracts have an indefinite life, the projections of revenues and expenses in theory are calculated into perpetuity.  The actual values, however, were calculated over the future 15 years, and the value developed for the periods beyond the 15 year forecast is reflected in the terminal value.  Ultimately, growth rates of equities over the long-term were used in estimating future rates, primarily based on the consistent tendency of returns to center about the 11% range, as evidenced by S&P 500 returns since inception.  In addition, studies have concluded that in general, flows into various mutual fund groups are highly correlated with market performance, which suggests the Hennessy Funds will average reasonable inflows over the future 15 years in response to market appreciation.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 27, 2010

Based on the analysis, we concluded that projected revenues exceeded projected expenses by an amount that is greater than the current carrying value of our management contracts.  We therefore concluded that the management contract asset is not impaired as of September 30, 2009. ”

Summary of the Organization, Description of Business and Significant Accounting Policies, page 40

General

5.           We note your response to our prior comment eight and have the following additional comments:

•	Please provide a more specific and comprehensive discussion regarding how your revenue from management and shareholder services is “earned” and the timing at which it is recognized.
•
Please provide a specific and comprehensive discussion of your accounting for your contractual obligations which require you to waive advisory fees or reimburse fund expenses related to your institutional share funds.

•	Please provide a specific and comprehensive discussion of your accounting for circumstances which would require you to forego fees covering your mutual funds.
•	Please clarify your incentive income and high water marks are limited to your Micro Cap Growth Fund.
•
Please clarify if your incentive income is subject to clawbacks or if there are any circumstances in which amounts would have to be returned.  If such circumstances do exist, please include a specific and comprehensive discussion of your accounting for these uncertainties.

•	Please provide us with an example of the disclosures you will include in your future filings.

Response:  As requested, the following is an example of the discussion that will be included in future filings (based on information from the Form 10-K for the fiscal year ended September 30, 2009):

“Our operating revenues consist of management and shareholder servicing fees.  We earn our management fees through portfolio management of our mutual funds and private pooled equity fund. We earn our shareholder servicing fees by assisting customers in purchases, sales, distribution and customer service.  The fees are earned and calculated daily by our fund accountants at US Bancorp Fund Services, LLC.  The fees are then aggregated and billed monthly, at which time they are recognized in accordance with ASC 605.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 27, 2010

We waive fees to comply with our contractual expense ratio limitations.  The fee waivers are calculated daily by our fund accountants at US Bancorp Fund Services, LLC and are expensed monthly by the Company as an offset to revenue.  The fees are deducted from the management fee income, and are deducted from the funds received from US Bancorp Fund Services, LLC in the subsequent month.  To date, we have only waived fees based on our contractual obligations, but we have the ability to waive fees at our discretion to compete with other mutual funds with lower expense ratios.  If we were to elect to waive our fees, then the decision to waive fees would not apply to previous periods, but would only apply on a going forward basis.  As of September 30, 2009, we have never voluntarily waived, and have no current intention to waive, our fees.

Incentive income can only be earned on the assets in our private pooled equity fund, the Hennessy Micro Cap Growth Fund.  Incentive income is earned only if the value of the Micro Cap Growth Fund assets is above a ‘high water mark’ (described in the “Management Agreements and Fees” section of Item 1).  The incentive fee is calculated and earned on the last day of the quarter, at which point it would be recognized in accordance with ASC 605.  The incentive income is not subject to any clawback provisions.”

(c) Investments, page 40

6.           We note your response to our prior comment nine.  Please revise future filings to include disclosures similar to the information you provided in your response.

Response:  As requested, the Company will revise its future filings to include disclosures similar to the information the Company provided in its response to prior comment nine.

*          *          *

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 27, 2010

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	John Hartz
Jeanne Baker
Securities and Exchange Commission